SIGMA LABS, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

May 17, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

Re:

Sigma Labs, Inc.

Registration Statement on Form S-1 (Reg. No. 333-218021)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 2:00 P.M., Washington, D.C. time, on Thursday, May 18, 2017, or as soon thereafter as is practicable.

Very truly yours,

/s/ Mark J. Cola

Mark J. Cola

President and Chief Executive Officer